Exhibit 99.3
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                        Report of Management on Controls


The First National Bank of Atlanta (the "Company"), a wholly-owned subsidiary of Wachovia Corporation, is responsible for establishing and maintaining effective controls over the functions performed as Servicer of the Partners First Credit Card Master Trust, Series 1998-2 and Series 1998-3 (collectively, the "Trust") pursuant to the Amended and Restated Pooling and Servicing Agreement dated January 31, 2000 between the Company and The Bank of New York (the "Agreement") and the Series 1998-2 and Series 1998-3 Supplements to the Amended and Restated Pooling and Servicing Agreement dated June 26, 1998 (the "Supplements"). The controls are designed to provide reasonable assurance to the Company's management and board of directors that Trust assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization in conformity with the Agreement and Supplements, and are recorded properly to permit the preparation of the required financial reports.

There are inherent limitations in any control, including the possibility of human error and the circumvention or overriding of the controls. Accordingly, even effective controls can provide only reasonable assurance with respect to the achievement of any objectives of controls. Further, because of changes in conditions, the effectiveness of controls may vary over time.

The Company has determined that the objectives of controls with respect to the functions performed as Servicer pursuant to the Agreement and Supplements are to provide reasonable, but not absolute, assurance that:

     I. Funds collected are remitted to The Bank of New York (the "Trustee") in accordance with the Agreement and Supplements.

     II. Trust assets are segregated from those retained by the Company in accordance with the Agreement and Supplements.

     III. Expenses incurred by the Trust are calculated and remitted in accordance with the Agreement and Supplements.

     IV. The addition of accounts to the Trust are authorized in accordance with the Agreement and Supplements.

     V. Trust assets amortizing out of the Trust are calculated in accordance with the Agreement and Supplements.

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     VI. Monthly servicer's certificates provided to the Trustee are reviewed by the Vice President, or above, prior to distribution.

     VII. Monthly servicer's certificates contain all required information in accordance with the Agreement and Supplements.

The Company has assessed its controls over the functions performed as Servicer of the Trust in relation to these criteria. Based upon this assessment, the Company believes that, as of December 31, 2000, its controls over the functions performed as Servicer of the Trust are effective in providing reasonable assurance that Trust assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization in conformity with the Agreement and Supplements and are recorded properly to permit the preparation of the required financial reports.



March 15, 2001



                                            /s/ Charles Hegarty
                                            ----------------------------------
                                            Charles Hegarty
                                            President
                                            The First National Bank of Atlanta



                                            /s/ Michael L. Scheuerman
                                            ----------------------------------
                                            Michael L. Scheuerman
                                            Senior Vice President
                                            The First National Bank of Atlanta

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